UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        International Royalty Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                     460277
                      (CUSIP Number of Class of Securities)


                                    Ben Lewis
                              Altius Resources Inc.
                       Suite 202, Kenmount Business Center
                                66 Kenmount Road
             St. John's, Newfoundland and Labrador, Canada, A1B 3V7
                               Fax: (709) 576-3441

                                 With copies to:

                         Mihkel E. Voore and Ian Putnam
                              Stikeman Elliott LLP
                            5300 Commerce Court West
                                 199 Bay Street
                        Toronto, Ontario, Canada, M5L 1B9
                               Fax: (416) 947-0866

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 15, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D/A

                                                              CUSIP No.  460277
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Altius Resources Inc.

          S.S. or I.R.S. Identification No. of Above Person
          Not applicable
--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group
          (a) |X| See Item 5(a)
          (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only

--------- ----------------------------------------------------------------------
(4)       Source of Funds

          WC
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e) |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization

          Newfoundland and Labrador (Canada)
-------------------- ----------------- -----------------------------------------
                     (7)               Sole Voting Power
  Number of
                                       None
    Shares           ----------------- -----------------------------------------
                     (8)               Shared Voting Power
 Beneficially
                                       8,296,072
   Owned by          ----------------- -----------------------------------------
                     (9)               Sole Dispositive Power
    Each
                                       None
  Reporting          ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power
 Person With
                                       8,296,072
-------------------- ----------------- -----------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          8,296,072
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)

          8.96%*
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person

          CO
--------- ----------------------------------------------------------------------

* The calculation of this percentage is based on 92,580,356 common shares (the "Common Shares") outstanding, as reported in International Royalty Corporation's (final) short form prospectus dated as of July 7, 2009.

                                 Schedule 13D/A

                                                              CUSIP No.  460277
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Altius Minerals Corporation

          S.S. or I.R.S. Identification No. of Above Person
          Not applicable
--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group
          (a) |X| See Item 5(a)
          (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only

--------- ----------------------------------------------------------------------
(4)       Source of Funds

          AF
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e) |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization

          Alberta (Canada)
-------------------- ----------------- -----------------------------------------
                     (7)               Sole Voting Power
  Number of
                                       None
    Shares           ----------------- -----------------------------------------
                     (8)               Shared Voting Power
 Beneficially
                                       8,296,072
   Owned by          ----------------- -----------------------------------------
                     (9)               Sole Dispositive Power
    Each
                                       None
  Reporting          ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power
 Person With
                                       8,296,072
-------------------- ----------------- -----------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          8,296,072
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)

          8.96%*
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person

          CO
--------- ----------------------------------------------------------------------

* The calculation of this percentage is based on 92,580,356 common shares (the "Common Shares") outstanding, as reported in International Royalty Corporation's (final) short form prospectus dated as of July 7, 2009.

     This Amendment No. 1 (the "Amendment No. 1") to Schedule 13D in respect of the common shares (the "Common Shares") of International Royalty Corporation (the "Issuer"), a corporation incorporated under the laws of Canada, is being filed on behalf of the undersigned to amend the Schedule 13D, which was originally filed by the undersigned with the Securities and Exchange Commission (the "SEC") on July 6, 2009 (the "Statement").

     Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Statement. Except as specifically amended hereby, this Amendment No. 1 does not modify any of the information previously reported in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration

     The 8,296,072 Common Shares reported in this Amendment No. 1, over which the Reporting Persons have shared voting and dispositive power, were acquired by Altius Resources at an aggregate cost of Cdn$32,288,259. The funds were provided by working capital of Altius Resources.

Item 5.  Interest in Securities of the Issuer

     (a) As of the date of this Amendment No. 1, Altius Resources owned 8,296,072 Common Shares, representing approximately 8.96% of the outstanding Common Shares. This percentage was calculated on the basis of 92,580,356 Common Shares outstanding, as reported in International Royalty Corporation's (final) short form prospectus dated as of July 7, 2009.

     Altius Resources is a wholly-owned subsidiary of Altius Minerals.

     To the Reporting Persons' knowledge, except as set forth in Annex A of the Statement, other persons named in Item 2 of the Statement do not beneficially own, within the meaning of Rule 13d-3 under the Act, any Common Shares.

     (b) The Reporting Persons have shared power to direct the voting and disposition of 8,226,072 Common Shares.

     (c) Transactions effected by the Reporting Persons during the past sixty days:

     On June 24, 2009, Altius Resources purchased on the open market 1,783,900 Common Shares at a price of Cdn$3.53 per Common Share.

     On June 25, 2009, Altius Resources purchased on the open market 210,000 Common Shares at a price of Cdn$3.63 per Common Share.

     On June 26, 2009, Altius Resources purchased on the open market 102,100 Common Shares at a price of Cdn$3.67 per Common Share.

     On June 29, 2009, Altius Resources purchased on the open market 39,850 Common Shares at a price of Cdn$3.74 per Common Share.

     On June 30, 2009, Altius Resources purchased on the open market 36,400 Common Shares at a price of Cdn$3.78 per Common Share.

     On July 2, 2009, Altius Resources sold on the open market 74,900 Common Shares at a price of Cdn$3.75 per Common Share.

     On July 3, 2009, Altius Resources sold on the open market 1,800 Common Shares at a price of Cdn$3.75 per Common Share.

     On July 6, 2009, Altius Resources sold on the open market 43,300 Common Shares at a price of Cdn$3.71 per Common Share.

     On July 15, 2009, Altius Resources purchased through a prospectus offering 4,000,000 Common Shares at a price of Cdn$3.55 per Common Share.

     On July 15, 2009, Altius Resources purchased on the open market 70,000 Common Shares at a price of Cdn$3.48 per Common Share.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1     Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: July 16, 2009


                                            ALTIUS RESOURCES INC.


                                            By:  /s/ Brian Dalton
                                               --------------------------------
                                            Name:   Brian Dalton
                                            Title:  President and CEO


                                            ALTIUS MINERALS CORPORATION


                                            By:  /s/ Brian Dalton
                                               --------------------------------
                                            Name:   Brian Dalton
                                            Title:  President and CEO

                                    EXHIBIT 1


                             Joint Filing Agreement
                             ----------------------

     The undersigned hereby agree that the statement on Schedule 13D/A with respect to the common shares of International Royalty Corporation dated July 16, 2009, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Dated: July 16, 2009



                                            ALTIUS RESOURCES INC.


                                            By:  /s/ Brian Dalton
                                               --------------------------------
                                            Name:   Brian Dalton
                                            Title:  President and CEO


                                            ALTIUS MINERALS CORPORATION


                                            By:  /s/ Brian Dalton
                                               --------------------------------
                                            Name:   Brian Dalton
                                            Title:  President and CEO